Filed pursuant to Rule 433

Registration Statement No. 333-129000

April 3, 2007

Relating to Preliminary Prospectus Supplement

dated April 3, 2007

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS
Issuer	Federative Republic of Brazil
Transaction	Re-opening of 6.000% Global Bonds due 2017
Ratings	Ba2/BB/BB
Distribution	SEC Registered
Amount Issued	US$500,000,000 (brings total size to US$2,000,000,000; Subject to market conditions, Brazil reserves the right to increase issue size by up to 5%, or US$25,000,000, during Asian market hours on April 4, 2007)
Gross Proceeds	US$503,980,000 (not including accrued interest)
Coupon	6.000% 30/360-day count basis
Maturity	January 17, 2017
Offering Price	100.796%
Yield to Maturity	5.888%
Reference Benchmark	UST 4.625% due 02/17
UST Spot/Yield	99-21/4.668%
Spread to Reference Benchmark	+122 bps
Make-Whole Amount Discount Rate	Treasury Rate plus 25 basis points
Underwriting Fee	0.30%
Denominations	US$100,000/US$1,000
Interest Payment Dates	January 17 and July 17 of each year
Beginning	July 17, 2007
Settlement Date	April 11, 2007 (T+5)
CUSIP	105756BM1
ISIN	US105756BM14
Listing	Euro MTF Market Luxembourg
Bookrunners	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated
Co-Managers	Banco Itaú Europa S.A. - Sucursal Financeira Internacional BB Securities Ltd.
Underwriting Commitments

Merrill Lynch, Pierce, Fenner & Smith Incorporated: US$240,000,000

Morgan Stanley & Co. Incorporated: US$240,000,000

Banco Itaú Europa S.A. - Sucursal Financeira Internacional: US$10,000,000

BB Securities Ltd.: US$10,000,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/205317/000119312507073036/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at toll-free 1-866 500 5408 or by calling or by calling Morgan Stanley & Co. Incorporated at toll-free 1-866-718-1649 (attention: Global Capital Markets).

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